UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Box Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

10316T106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10316T106	13G	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer VIII & Co. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,172,198
	6.	SHARED VOTING POWER –0–
	7.	SOLE DISPOSITIVE POWER 2,172,198
	8.	SHARED DISPOSITIVE POWER –0–
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,172,198*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Represents shares of Class A common stock of the Issuer (the “Class A Common Stock”) underlying shares of Class B common stock of the Issuer (the “Class B Common Stock”) beneficially owned by the Reporting Persons, which shares of Class B Common Stock are convertible, at the option of the holder, into shares of Class A Common Stock on a 1-for-1 basis (determined in accordance with Rule 13d-3 of the Act). The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 62,728,247 shares of Class A Common Stock outstanding as of November 30, 2016, as reported by the Issuer in its Form 10-Q filed with the SEC on December 8, 2016.

CUSIP No. 10316T106	13G	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer VIII & Co. L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,172,198
	6.	SHARED VOTING POWER –0–
	7.	SOLE DISPOSITIVE POWER 2,172,198
	8.	SHARED DISPOSITIVE POWER –0–
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,172,198*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Represents shares of Class A common stock of the Issuer (the “Class A Common Stock”) underlying shares of Class B common stock of the Issuer (the “Class B Common Stock”) beneficially owned by the Reporting Persons, which shares of Class B Common Stock are convertible, at the option of the holder, into shares of Class A Common Stock on a 1-for-1 basis (determined in accordance with Rule 13d-3 of the Act). The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 62,728,247 shares of Class A Common Stock outstanding as of November 30, 2016, as reported by the Issuer in its Form 10-Q filed with the SEC on December 8, 2016.

CUSIP No. 10316T106	13G	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VIII L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 986,177
	6.	SHARED VOTING POWER –0–
	7.	SOLE DISPOSITIVE POWER 986,177
	8.	SHARED DISPOSITIVE POWER –0–
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,172,198*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Represents shares of Class A common stock of the Issuer (the “Class A Common Stock”) underlying shares of Class B common stock of the Issuer (the “Class B Common Stock”) beneficially owned by the Reporting Persons, which shares of Class B Common Stock are convertible, at the option of the holder, into shares of Class A Common Stock on a 1-for-1 basis (determined in accordance with Rule 13d-3 of the Act). The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 62,728,247 shares of Class A Common Stock outstanding as of November 30, 2016, as reported by the Issuer in its Form 10-Q filed with the SEC on December 8, 2016.

CUSIP No. 10316T106	13G	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VIII Institutional L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,186,021
	6.	SHARED VOTING POWER –0–
	7.	SOLE DISPOSITIVE POWER 1,186,021
	8.	SHARED DISPOSITIVE POWER –0–
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,172,198*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Represents shares of Class A common stock of the Issuer (the “Class A Common Stock”) underlying shares of Class B common stock of the Issuer (the “Class B Common Stock”) beneficially owned by the Reporting Persons, which shares of Class B Common Stock are convertible, at the option of the holder, into shares of Class A Common Stock on a 1-for-1 basis (determined in accordance with Rule 13d-3 of the Act). The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 62,728,247 shares of Class A Common Stock outstanding as of November 30, 2016, as reported by the Issuer in its Form 10-Q filed with the SEC on December 8, 2016.

CUSIP No. 10316T106	13G	Page 6 of 11 Pages

Item 1(a). Name of Issuer:

Box Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

900 Jefferson Ave., Redwood City, California 94063

Item 2(a). Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of Class A Common Stock (issuable upon conversion of Class B Common Stock) of the Issuer directly owned by Bessemer Venture Partners VIII L.P. (“BVP VIII”) and Bessemer Venture Partners VIII Institutional L.P. (“BVP VIII Institutional” and, collectively with BVP VIII, the “Funds”).

(a)	Deer VIII & Co. Ltd. (“Deer VIII Ltd”), the general partner of Deer VIII & Co. L.P. (“Deer VIII LP”);

(b)	Deer VIII LP, the sole general partner of each of the Funds;

(c)	BVP VIII, which directly owns 986,177 Shares; and

(d)	BVP VIII Institutional, which directly owns 1,186,021 Shares.

Deer VIII Ltd, Deer VIII LP, BVP VIII, and BVP VIII Institutional are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons:

c/o Bessemer Venture Partners

1865 Palmer Avenue; Suite 104

Larchmont, NY 10583

Item 2(c). Citizenship:

Deer VIII Ltd— Cayman Islands

Deer VIII LP — Cayman Islands

BVP VIII — Cayman Islands

BVP VIII Institutional — Cayman Islands

Item 2(d). Title of Class of Securities:

Class A Common Stock, $0.0001 par value

Item 2(e). CUSIP Number:

10316T106

Item 3. Not Applicable.

Item 4. Ownership.

For Deer VIII Ltd:

(a)	Amount beneficially owned: 2,172,198 Shares

CUSIP No. 10316T106	13G	Page 7 of 11 Pages

(b)	Percent of class: 3.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,172,198

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 2,172,198

(iv)	Shared power to dispose or to direct the disposition of: —0—

For	Deer VIII LP:

(a)	Amount beneficially owned: 2,172,198 Shares

(b)	Percent of class: 3.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,172,198

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 2,172,198

(iv)	Shared power to dispose or to direct the disposition of: —0—

For	BVP VIII:

(a)	Amount beneficially owned: 2,172,198 Shares

(b)	Percent of class: 3.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 986,177

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 986,177

(iv)	Shared power to dispose or to direct the disposition of: —0—

For	BVP VIII Institutional:

(a)	Amount beneficially owned: 2,172,198 Shares

(b)	Percent of class: 3.3%

(c)	Number of shares as to which such person has:

CUSIP No. 10316T106	13G	Page 8 of 11 Pages

(i)	Sole power to vote or to direct the vote: 1,186,021

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 1,186,021

(iv)	Shared power to dispose or to direct the disposition of: —0—

Item 5. Ownership of Five Percent or Less of a Class

Yes. The Reporting Persons own 3.3% of the Issuers Class A Common Stock outstanding (issuable upon conversion of Class B Common Stock).

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

As the general partner of Deer VIII LP, which in turn is the general partner the Funds, Deer VIII Ltd may be deemed to beneficially own all 2,172,198 Shares held directly by the Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Exhibit 1 sets forth information regarding the identity of members of a group. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 10316T106	13G	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

DEER VIII & CO. LTD.

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

DEER VIII & CO. L.P.
By:	Deer VIII & Co. Ltd, its General Partner

	By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BESSEMER VENTURE PARTNERS VIII L.P.
By:	Deer VIII & Co. L.P., its General Partner
By:	Deer VIII & Co., Ltd., its General Partner

	By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BESSEMER VENTURE PARTNERS INSTITUTIONAL VIII L.P.
By:	Deer VIII & Co. LLC, its General Partner
By:	Deer VIII & Co., Ltd., its General Partner

	By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

CUSIP No. 10316T106	13G	Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit 1.	List of Members of Group